Jeffrey Vetter	February 25, 2014	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	King Digital Entertainment plc
Registration Statement on Form F-1
File No. 333-193984

Ladies and Gentlemen:

On behalf of King Digital Entertainment plc (the “Company”), and in connection with the submission of a letter dated August 23, 2013 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 12, 2013 (the “First Comment Letter”), relating to the draft of the above-referenced Registration Statement on Form F-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on July 16, 2013 (the “Registration Statement”), we submit this supplemental letter to further address comment 34 of the First Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[***] (or approximately $[***] on a pre-share split basis) and $[***] (or approximately $[***] on a pre-share split basis) per share for the proposed offering. The Company intends to effect a 2.5-for-1 share split in connection with the proposed offering, which will be reflected in the filing of the pre-effective amendment to the Registration Statement. This estimated price range has been determined based, in part, upon current market conditions and input received from the lead

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY KING DIGITAL ENTERTAINMENT PLC

KING-1

Securities and Exchange Commission

Division of Corporation Finance

February 25, 2014

underwriters on the proposed offering, including discussions that took place on February 24, 2014 between the Company and representatives of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, the lead underwriters. The Company also notes that the parameters of a final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company.

Prior to February 24, 2014, the Company had not held specific discussions with the underwriters regarding the price range for the initial public offering in detail. The range above does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, which it anticipates could commence as soon as March 13, 2014. We are providing this information to you supplementally to facilitate your review process.

The Company determined the fair value of its ordinary shares to be approximately $[***] (or $[***] on a pre-share split basis) as of December 31, 2013.

In November and December of 2013, the Company awarded D1 share options to purchase a total of 5,084,500 shares to service providers. The Company determined enterprise values of $[***] million (€[***] million), $[***] million (€[***] million) and $[***] million (€[***] million) as of November 12, 2013, December 12, 2013 and December 31, 2013, respectively. The enterprise values were calculated using a discounted future cash flow method (“DCFM”). The projected growth rates used are lower than the historical growth rates as they reflect management’s best estimate of more stable growth expected in the future. Additional DCFM assumptions included a weighted-average cost of capital of 22%, which took into consideration a number of factors, including the weighted-average cost of capital of companies in a similar stage of development, our size and diversity and other specific factors. Based on this valuation and factors described above, the Board of Directors determined there was objective information that the fair value of the D1 ordinary shares was approximately $[***], $[***] and $[***] per share (or $[***], $[***] and $[***] on a pre-share split basis) as of November 12, 2013, December 12, 2013 and December 31, 2013, respectively.

The Company has granted awards covering 4,065,2331 shares subsequent to December 31, 2013.

The Company may grant additional equity awards in the future, however, the Company currently intends to value these awards based on the initial public offering price to the extent those awards are granted prior to the effective date of the Registration Statement.

[1]	This number includes 957,561 D3 restricted shares linked to D1 share option awards. The number of D1 share options and associated D3 restricted shares will be adjusted downwards in accordance with the share price at the time of IPO and the share price at the time of exercise, and in accordance with the hurdles described in the Registration Statement.

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY KING DIGITAL ENTERTAINMENT PLC

KING- 2

Securities and Exchange Commission

Division of Corporation Finance

February 25, 2014

The Company does not believe that there is a material difference between the proposed initial public offering price range and the fair value of its ordinary shares as of December 31, 2013 and the fair values used for the grants made in November and December of 2013, given that there is only an approximately [***]% and [***]% difference from the low end of the proposed initial public offering price range for the grants made in November and December of 2013, respectively. With respect to the November grants, the Company notes that it was still further away from a potential initial public offering and its fourth quarter was approximately half completed. The Company also notes that major stock market indices increased meaningfully from November to the end of 2013. For example, the NASDAQ Composite Index increased by approximately 6% from November 2013 to the end of 2013. The Company notes that the preliminary price range necessarily assumes that the initial public offering had occurred and a public market for the Company’s ordinary shares has been created, and therefore excludes any marketability or illiquidity discount for the Company’s ordinary shares.

Accordingly, the Company believes that the descriptions of the valuation assumptions that were used for the historic valuations, all of which are contained in the Registration Statement, provide sufficient disclosure for the valuations and that the fair values were appropriate. Accordingly, the Company believes that its accounting for share-based compensation was appropriate and that no additional disclosure regarding the differences in the estimated public offering price range and the fair value of the ordinary shares at the various grant dates would be material to investors.

[Remainder of Page Left Intentionally Blank]

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY KING DIGITAL ENTERTAINMENT PLC

KING- 3

Securities and Exchange Commission

Division of Corporation Finance

February 25, 2014

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631.

Sincerely,

/s/ Jeffrey Vetter

Jeffrey Vetter

Cc:	Hope Cochran, Chief Financial Officer
Robert Miller, Chief Legal Officer
King Digital Entertainment plc

Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati P.C.

Jass Sarai
PricewaterhouseCoopers LLP

CONFIDENTIAL TREATMENT REQUESTED BY KING DIGITAL ENTERTAINMENT PLC

KING- 4